                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     ------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)
                               (Amendment No. ___)


                      COMPASS PLASTICS & TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   203915 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         (Title of Class of Securities)



                                  June 19, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

---  Rule 13d-1(b)

 x
---  Rule 13d-1(c)


---  Rule 13d-1(d)

-------------------------------                    -----------------------------
CUSIP NO.   203915 10 3                13G                 Page 2 of 8 Pages
          ---------------
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           Geoffrey J.F. Gorman

           S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  N/A
           (See Instructions)                                          (b)  N/A

           Not Applicable
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    200,808
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       479,106(1)(2)
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    200,808
                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    479,106(1)(2)
--------------------------------------------------------------------------------


   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           679,914(1)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.9%(3)
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
-----------------------
(1) Represents (i) 479,106 shares of Common Stock of the Issuer owned by Private Equity Partners, L.P., a Delaware limited partnership ("Partners"), of which Mr. Gorman is the managing partner of Private Equity Partners, LLC ("PEP"), its general partner, and (ii) 200,808 shares of Common Stock of the Issuer owned directly by Mr. Gorman which are pledged to the Issuer as collateral for a loan.

(2) PEP, the general partner of Partners, has the power to direct the vote or to direct the disposition of 479,106 shares of Common Stock of Issuer owned by Partners as of July 8, 1998. Mr. Gorman is the managing partner of PEP and is the Chairman of the Board of Directors of the Issuer.

(3) Calculated on the basis of 4,883,750 shares of Common Stock of Issuer outstanding on July 10, 1998.

-------------------------------                    -----------------------------
CUSIP NO.   203915 10 3                13G                 Page 3of 8 Pages
          ---------------
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           Private Equity Partners, L.P.

           S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  N/A
           (See Instructions)                                          (b)  N/A
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    0
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       479,106
       REPORTING
        PERSON              ----------------------------------------------------
         WITH
                             7      SOLE DISPOSITIVE POWER

                                    0
                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    479,106
--------------------------------------------------------------------------------


   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           479,106
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.8%(1)
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
-----------------------

(1) Calculated on the basis of 4,883,750 shares of Common Stock of the Issuer outstanding on July 10, 1998.

CUSIP No. 203915 10 3                                        Page 4 of 8 Pages
          -----------

Item 1(a).           Name of Issuer:

                     COMPASS PLASTICS & TECHNOLOGIES, INC.

Item 1(b).           Address of Issuer's Principal Executive Offices:

                     15730 South Figueroa Street
                     Gardena, California  90248

Item 2(a).           Name of Persons Filing:

                     (i)   Geoffrey J.F. Gorman
                     (ii)  Private Equity Partners, L.P.

Item 2(b).           Address of Principal Business Office:

                     (i) Geoffrey J.F. Gorman:
                         --------------------

                     808 Lexington Avenue, 2nd Floor
                     New York, New York  10022

                     (ii) Private Equity Partners, L.P.:
                          -----------------------------

                     808 Lexington Avenue, 2nd Floor
                     New York, New York  10022

Item 2(c).           Citizenship:

                     (i) Geoffrey J.F. Gorman: U.S.A.
                         --------------------

                     (ii) Private Equity Partners, L.P.: Delaware
                          -----------------------------

Item 2(d).           Title of Class of Securities:

                     Common Stock, par value $.0001 per share

Item 2(e).           CUSIP Number:

                     203915 10 3

CUSIP No. 203915 10 3                                        Page 5 of 8 Pages
          -----------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

         Not applicable.

Item 4.  Ownership.

         I.    Geoffrey J.F. Gorman:
               --------------------

               (a)   Amount Beneficially Owned: 679,914 shares(1)
                                                --------------

               (b)   Percentage of Class: 13.9%(3)
                                          -----

               (c)   Number of shares as to which such person has:

               (i)   sole power to vote or to
                      direct the vote                        200,808
                                                            --------
               (ii)  shared power to vote or to
                      direct the vote                        479,106(1) (2)
                                                            --------
               (iii) sole power to dispose or to
                      direct the disposition of              200,808
                                                            --------
               (iv) shared power to dispose or to
                      direct the disposition of              479,106(1)(2)
                                                            --------
         II.   Private Equity Partners, L.P.:
               -----------------------------

               (a) Aggregate Number: 479,106 shares

               (b) Percentage of Class: 9.8%(3)

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to
                      direct the vote                             -0-
                                                            --------
               (ii) shared power to vote or to
                      direct the vote                        479,106
                                                            --------
               (iii) sole power to dispose or to
                      direct the disposition of                   -0-
                                                            --------
               (iv) shared power to dispose or to
                      direct the disposition of              479,106
                                                            --------

                                               (footnotes appear on next page)

                                                               Page 6 of 8 Pages

-----------------------

(1) Represents (i) 479,106 shares of Common Stock of the Issuer owned by Private Equity Partners, L.P., a Delaware limited partnership ("Partners"), of which Mr. Gorman is the managing partner of Private Equity Partners, LLC ("PEP"), its general partner, and (ii) 200,808 shares of Common Stock of the Issuer owned directly by Mr. Gorman which are pledged to the Issuer as collateral for a loan.

(2) PEP, the general partner of Partners, has the power to direct the vote or to direct the disposition of 479,106 shares of Common Stock of Issuer owned by Partners as of July 8, 1998. Mr. Gorman is the managing partner of PEP and is the Chairman of the Board of Directors of the Issuer.

(3) Calculated on the basis of 4,883,750 shares of Common Stock of Issuer outstanding on July 10, 1998.


Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 13, 1998                               /s/Geoffrey J.F. Gorman
                                        --------------------------------------
                                             GEOFFREY J.F. GORMAN




                                        PRIVATE EQUITY PARTNERS, L.P.


July 13, 1998                           By: PRIVATE EQUITY PARTNERS, LLC,
                                        its general partner

                                        By: /s/Geoffrey J.F. Gorman
                                        --------------------------------------
                                        Geoffrey J.F. Gorman, Managing Partner

                             CONSENT TO JOINT FILING

         Geoffrey J.F. Gorman and Private Equity Partners, L.P. hereby consent to the joint filing of this Schedule 13G with respect to the common stock of Compass Plastics & Technologies, Inc. and agree that this Schedule 13G is filed on behalf of each of them.


July 13, 1998                               /s/Geoffrey J.F. Gorman
                                        --------------------------------------
                                             GEOFFREY J.F. GORMAN




                                        PRIVATE EQUITY PARTNERS, L.P.


July 13, 1998                           By: PRIVATE EQUITY PARTNERS, LLC,
                                        its general partner

                                        By: /s/Geoffrey J.F. Gorman
                                        --------------------------------------
                                        Geoffrey J.F. Gorman, Managing Partner